

July 2, 2015

Michael T. Dugan
Chief Executive Officer
EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112
Washington, D.C. 20549

Re: EchoStar Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 1-33807

Dear Mr. Dugan:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 1

1.   We note your disclosure regarding the February 2014 Satellite and Tracking Stock Transaction throughout your annual report. Please enhance this disclosure to discuss the purpose and effect of the transaction on the company, the holders of the company's Class A common stock and DISH Network Corporation. Briefly explain why the company and DISH Network chose to use a tracking stock structure and issuance of tracking stock by both the company and its subsidiary, Hughes Satellite Systems Corporation. Explain how the two tracking stocks represent an aggregate 80.0% economic interest in the residential retail satellite broadband business of our Hughes segment and how DISH Network receives the benefits of this economic interest. Clarify how the rights of the Class A common stockholders of the company have been and could be impacted by the operation of the tracking stock and terms of the related investor rights agreement. Similarly, please revise your risk factors regarding the tracking stock to clarify what the risk is to the Class A common stockholders.

<u>Definitive Proxy Statement Incorporated by Reference Into Part III</u>

<u>Equity Security Ownership and Related Matters, page 12</u>

2.   We note that the company has three classes of equity securities with voting rights – the Class A common stock, the Class B common stock and the Hughes Retail Preferred Tracking Stock. Since several classes of voting securities have different voting rights, please add a column to the beneficial ownership table that discloses the total voting power of each beneficial owner.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Larry Spirgel
                                                Assistant Director